Exhibit 99.1

Fly Leasing Reports Second Quarter 2020 Financial Results

Dublin, Ireland, August 13, 2020 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the second quarter of 2020.

Highlights

•	Net income of $9.6 million, $0.32 per share
•	Adjusted Net Income of $11.3 million, $0.37 per share
•	$29.46 book value per share at quarter end, a 21% increase since June 30, 2019
•	$289.0 million of unrestricted cash and cash equivalents
•	$597.9 million net book value of unencumbered assets
•	2.1x net debt to equity

“Our second quarter results reflect the challenges of the COVID-19 pandemic but FLY remains in a strong position to meet its financial and operating commitments with unrestricted cash of $289 million and nearly $600 million of unencumbered aircraft,” said Colm Barrington, Chief Executive Officer of FLY. “FLY is reporting a record low net debt to equity ratio of 2.1x at quarter end and 21% growth in book value per share from a year ago to $29.46. FLY does not have any orders for aircraft or other capital commitments and has no significant near-term refinancing requirements.”

“We are working closely with our airline customers and now expect to agree to defer rents representing approximately 20% of contracted rental revenue for the second half of the year,” said Barrington. “Meanwhile, several of our lessees have received support from their governments, which is helping them to meet their payment obligations. FLY also has the benefit of BBAM’s decades of experience and expertise in navigating industry cycles, which is truly an invaluable resource during this time.”

Financial Results

FLY is reporting net income of $9.6 million, or $0.32 per share, for the second quarter of 2020. This compares to net income of $54.1 million, or $1.68 per share, for the same period in 2019.

Net income for the six months ended June 30, 2020 was $47.7 million, or $1.56 per share, compared to net income of $99.0 million, or $3.06 per share, for the six months ended June 30, 2019.

Adjusted Net Income

Adjusted Net Income was $11.3 million for the second quarter of 2020, compared to $61.9 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $0.37 in the second quarter of 2020, compared to $1.92 for the second quarter of 2019.

For the six months ended June 30, 2020, Adjusted Net Income was $54.9 million, or $1.79 per share, compared to $109.0 million, or $3.37 per share, for the same period last year.

A reconciliation of Adjusted Net Income to net income determined in accordance with GAAP is shown below.

Financial Position

At June 30, 2020, FLY’s total assets were $3.5 billion, including investment in flight equipment totaling $3.0 billion. Total cash at June 30, 2020 was $309.3 million, of which $289.0 million was unrestricted. The book value per share at June 30, 2020 was $29.46, a 21% increase since June 30, 2019. At June 30, 2020, FLY's net debt to equity ratio was 2.1x, a decrease from 2.3x at December 31, 2019.

Aircraft Portfolio

At June 30, 2020, FLY had 86 aircraft and seven engines in its portfolio. FLY's aircraft and engines are on lease to 41 airlines in 25 countries. The table below does not include the engines.

Portfolio at	Jun. 30, 2020		Dec. 31, 2019
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A320ceo Family	33	28%	34	28%
Airbus A320neo Family	1	2%	1	2%
Airbus A330	3	6%	3	6%
Boeing 737NG	40	37%	42	37%
Boeing 737 MAX	2	3%	2	3%
Boeing 757-SF	1	<1%	1	<1%
Boeing 777-LRF	2	10%	2	10%
Boeing 787	4	14%	4	14%
Total(1)	86	100%	89	100%

(1)	Includes six aircraft classified as held for sale as of December 31, 2019. No aircraft were held for sale as of June 30, 2020.

At June 30, 2020, the average age of the portfolio, weighted by net book value of each aircraft and engine, was 8.0 years. The average remaining lease term was 4.9 years, also weighted by net book value. At June 30, 2020, FLY's portfolio was generating annualized rental revenue of approximately $318 million.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, August 13, 2020. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 7868869. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks, and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Additional or unforeseen effects from the COVID-19 pandemic and the global economic climate may give rise to or amplify many of these risks. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

# # #
Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited

Consolidated Statements of Income
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30,		Six months ended Jun. 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Revenues
Operating lease rental revenue	$79,843	$101,108	$165,378	$206,436
End of lease income	227	28,823	2,654	30,387
Amortization of lease incentives	(703)	(1,319)	(1,317)	(2,951)
Amortization of lease discounts and other	(250)	11	(158)	3
Operating lease revenue	79,117	128,623	166,557	233,875
Finance lease revenue	141	156	286	316
Gain on sale of aircraft	—	16,078	31,717	43,698
Interest and other income	704	2,176	2,957	3,847
Total revenues	79,962	147,033	201,517	281,736
Expenses
Depreciation	31,977	37,303	63,608	74,888
Interest expense	25,284	35,439	52,439	73,618
Selling, general and administrative	7,093	9,438	14,757	18,160
Provision for uncollectible operating lease receivables	2,000	—	2,000	—
Loss on derivatives	65	255	572	272
Fair value loss on marketable securities	1,083	—	10,495	—
Loss on extinguishment of debt	—	1,541	850	3,710
Maintenance and other costs	1,032	1,625	2,216	2,223
Total expenses	68,534	85,601	146,937	172,871
Net income before provision for income taxes	11,428	61,432	54,580	108,865
Provision for income taxes	1,822	7,382	6,902	9,850
Net income	$9,606	$54,050	$47,678	$99,015
Weighted average number of shares
- Basic	30,481,069	32,053,830	30,623,455	32,341,674
- Diluted	30,481,069	32,187,115	30,623,455	32,396,717
Earnings per share
- Basic	$0.32	$1.69	$1.56	$3.06
- Diluted	$0.32	$1.68	$1.56	$3.06

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PAR VALUE DATA)

	Jun. 30, 2020 (Unaudited)	Dec. 31, 2019 (Audited)
Assets
Cash and cash equivalents	$288,980	$285,565
Restricted cash and cash equivalents	20,367	52,738
Rent receivables, net	58,052	14,264
Investment in finance lease, net	11,026	11,639
Flight equipment held for sale, net	—	144,119
Flight equipment held for operating lease, net	2,730,949	2,720,000
Maintenance rights	285,869	290,958
Deferred tax asset, net	15,204	11,675
Fair value of derivative assets	6,285	4,824
Other assets, net	118,194	129,377
Total assets	$3,534,926	$3,665,159
Liabilities
Accounts payable and accrued liabilities	$21,681	$22,746
Rentals received in advance	13,356	16,391
Payable to related parties	3,619	10,077
Security deposits	39,720	40,726
Maintenance payment liability, net	200,354	219,371
Unsecured borrowings, net	620,278	619,407
Secured borrowings, net	1,544,546	1,695,525
Deferred tax liability, net	64,578	57,935
Fair value of derivative liabilities	55,845	27,943
Other liabilities	72,841	76,761
Total liabilities	2,636,818	2,786,882
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 30,481,069 and 30,898,410 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	31	31
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	509,738	516,254
Retained earnings	428,070	380,392
Accumulated other comprehensive loss, net	(39,731)	(18,400)
Total shareholders’ equity	898,108	878,277
Total liabilities and shareholders’ equity	$3,534,926	$3,665,159

Fly Leasing Limited
Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Six months ended Jun. 30,
	2020 (Unaudited)	2019 (Unaudited)
Cash Flows from Operating Activities
Net income	$47,678	$99,015
Adjustments to reconcile net income to net cash flows provided by operating activities:
Gain on sale of aircraft	(31,717)	(43,698)
Depreciation	63,608	74,888
Amortization of debt discounts and debt issuance costs	3,696	5,369
Amortization of lease incentives and other items	1,635	3,324
Provision for uncollectible operating lease receivables	2,000	—
Fair value loss on marketable securities	10,495	—
Loss on extinguishment of debt	850	3,710
Provision for deferred income taxes	6,763	9,991
Security deposits and maintenance payment liability recognized into earnings	(2,487)	(26,145)
Cash receipts from maintenance rights	2,725	1,741
Other	252	(113)
Changes in operating assets and liabilities:
Rent receivables	(47,549)	(2,011)
Other assets	3,490	(3,360)
Payable to related parties	(6,458)	2,131
Accounts payable, accrued liabilities and other liabilities	(72)	(2,054)
Net cash flows provided by operating activities	54,909	122,788
Cash Flows from Investing Activities
Purchase of flight equipment	(74,128)	(61,381)
Proceeds from sale of aircraft, net	160,271	410,939
Payments for aircraft improvement	(12,888)	(2,832)
Payments for lessor maintenance obligations	(357)	(1,461)
Other	(890)	(643)
Net cash flows provided by investing activities	72,008	344,622

	Six months ended Jun. 30,
	2020 (Unaudited)	2019 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	3,305	—
Security deposits returned	—	(1,546)
Maintenance payment liability receipts	12,039	33,633
Maintenance payment liability disbursements	(10,109)	(12,738)
Debt extinguishment costs	(20)	(74)
Debt issuance costs	—	(342)
Repayment of secured borrowings	(154,625)	(325,317)
Shares repurchased	(6,504)	(27,025)
Net cash flows used in financing activities	(155,914)	(333,409)
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	41	(28)
Net (decrease) increase in unrestricted and restricted cash and cash equivalents	(28,956)	133,973
Unrestricted and restricted cash and cash equivalents at beginning of period	338,303	281,080
Unrestricted and restricted cash and cash equivalents at end of period	$309,347	$415,053

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$288,980	$351,892
Restricted cash and cash equivalents	20,367	63,161
Unrestricted and restricted cash and cash equivalents	$309,347	$415,053

Fly Leasing Limited
Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Jun. 30,		Six months ended Jun. 30,
	2020 (Unaudited)	2019 (Unaudited)	2020 (Unaudited)	2019 (Unaudited)
Net income	$9,606	$54,050	$47,678	$99,015
Adjustments:
Unrealized foreign exchange (gain) loss	56	68	(39)	(104)
Deferred income taxes	1,582	7,519	6,763	9,991
Fair value changes on undesignated derivatives	13	255	494	143
Adjusted Net Income	$11,257	$61,892	$54,896	$109,045
Average Shareholders’ Equity	$894,172	$745,783	888,874	731,225
Adjusted Return on Equity	5.0%	33.2%	12.4%	29.8%

Weighted average diluted shares outstanding	30,481,069	32,187,115	30,623,455	32,396,717
Adjusted Net Income per diluted share	$0.37	$1.92	$1.79	$3.37

FLY defines Adjusted Net Income as net income plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.